Exhibit 15.1

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F. Change in Registrant’s Certifying Accountant on pages 191 to 193 of Form 20-F dated April 17, 2023, of Biophytis S.A. and are in agreement with the statements contained in paragraphs one, four, and six. Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in paragraph four on page 192 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2020 and 2021 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young et Autres

Paris - La Défense, France

April 18, 2023